                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)/1/
                                             --

                             SAMSONITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   79604v105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 5, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________
/1/  The remainder of this cover page shall be filled out for a reporting
--- person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

CUSIP No. 79604v105               13D                     Page  2   of  7  Pages
-------------------                                       ----------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Apollo Investment Fund, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                              (b) [X]
--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     ITEM 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

  NUMBER OF                5,945,901 shares of Common Stock /1/
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8  SHARED VOTING POWER
   OWNED BY
     EACH                 11,891,090 shares of Common Stock /1/
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9  SOLE DISPOSITIVE POWER
--------------
                           5,945,901 shares of Common Stock /1/
                     -----------------------------------------------------------

                     10  SHARED DISPOSITIVE POWER

                          11,891,090 shares of Common Stock /1/
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                11,891,090 shares of Common Stock /1/
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*      [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                60.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

/1/     See disclosure in Item 5 below.
---

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

CUSIP No. 79604v105                  13D                  Page  3   of  7  Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Apollo Advisors, L.P.
--------------------------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                              (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER

  NUMBER OF              5,945,901 shares of Common Stock /1/
    SHARES            ----------------------------------------------------------
 BENEFICIALLY         8  SHARED VOTING POWER
   OWNED BY
     EACH                11,891,090 shares of Common Stock /1/
  REPORTING           ----------------------------------------------------------
 PERSON WITH          9  SOLE DISPOSITIVE POWER
--------------
                         5,945,901 shares of Common Stock /1/
                      ----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         11,891,090 shares of Common Stock /1/
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,891,090 shares of Common Stock /1/
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*         [_]
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.4%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------


/1/  See disclosure in Item 5 below.
---

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 7 Pages

CUSIP No. 79604v105                  13D                  Page  4   of  7  Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Lion Advisors, L.P.
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                 [_]

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER
  NUMBER OF
    SHARES               0 shares of Common Stock
 BENEFICIALLY         ----------------------------------------------------------
   OWNED BY           8  SHARED VOTING POWER
     EACH
  REPORTING              11,891,090 shares of Common Stock /1/
 PERSON WITH          ----------------------------------------------------------
--------------        9  SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          11,891,090 shares of Common Stock /1/
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   11,891,090 shares of Common Stock /1/
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                  [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               60.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

/1/  See disclosure in Item 5 below.
---

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 7 Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     The Statement on Schedule 13D of Apollo Investment Fund, L.P. ("AIF"), Apollo Advisors, L.P. ("Advisors") and Lion Advisors, L.P. ("Lion" and together with AIF and Advisors, the "Reporting Persons") relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer"), is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

     See the information set forth under "Item 4. Purpose of Transaction."

Item 4.  Purpose of Transaction.
------   ----------------------

     Item 4 is hereby amended by adding the following immediately prior to the third paragraph from the end of that Item:

     In accordance with the Backstop Arrangement, on November 5, 1999 AIF purchased from the Issuer approximately 484 shares of Convertible Preferred Stock for an aggregate purchase price of $12,295,002, and Artemis purchased from the Issuer approximately 484 shares of Convertible Preferred Stock for an aggregate purchase price of $12,294,996. The Convertible Preferred Shares acquired by AIF on November 5, 1999 are convertible into 2,049,167 shares of Common Stock; the Convertible Preferred Shares acquired by Artemis on November 5, 1999 are convertible into 2,049,166 shares of Common Stock.

     On November 5, 1999, regulatory approvals that were a condition precedent to the ability of the Reporting Persons to convert their Convertible Preferred Stock into Common Stock were obtained.

     Upon consummation of the Rights Offering, the Conversion Price for all Convertible Preferred Stock became fixed at $6.00 per share.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     Item 5 is hereby amended and restated to read as follows:

     (a) AIF beneficially owns an aggregate of 5,945,901 shares of Common Stock, including 4,166,667 shares of Common Stock that may be acquired upon conversion of approximately


                               Page 5 of 7 Pages

984 shares of Convertible Preferred Stock held by AIF. Advisors, as the general partner of AIF, may be deemed to be the beneficial owner of such shares. This represents approximately 38.3% of the number of shares of Common Stock outstanding.

     5,945,189 shares of Common Stock, including 4,166,666 shares of Common Stock that may be acquired upon conversion of approximately 984 shares of Convertible Preferred Stock, are currently held by Lion in a managed account on behalf of Artemis (the "Artemis Shares"). In light of the retention by Lion of certain rights of disposition and financial interests in the Artemis Shares, the Artemis Shares have been included in this Report; however, the Reporting Persons disclaim beneficial ownership of these shares.

     As a result of the Stockholders Agreement described in Item 4 above, the Reporting Persons and Artemis may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, AIF and Apollo, on the one hand, and Lion, on the other hand, may be deemed to be a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. Notwithstanding the inclusion of the Artemis Shares within this Report, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Artemis or any other party and further disclaim the existence of a group. In addition, AIF and Apollo, on the one hand, and Lion, on the other hand, expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by the other and further disclaim the existence of a group.

     (b) AIF has sole voting and sole dispositive power with respect to an aggregate of 5,945,901 shares of Common Stock. Lion may be deemed to have shared dispositive power with respect to 5,945,189 shares of Common Stock. See also the disclosure in Item 5(a) above.

     (c)   Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to the Securities of the Issuer.
         -------------------------------


     The information set forth in Item 4 above is hereby incorporated by reference.


                               Page 6 of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1999

                    AIF, L.P.

                    By:  Apollo Advisors, L.P.,
                         Managing General Partner
                         By: Apollo Capital Management, Inc.,
                             General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                         Name: Michael D. Weiner
                         Title: Vice President, Apollo Capital
                                Management, Inc.

                    APOLLO ADVISORS, L.P.

                    By:  Apollo Capital Management, Inc.,
                         General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                        Name: Michael D. Weiner
                        Title: Vice President, Apollo Capital
                               Management, Inc.

                    LION ADVISORS, L.P.

                    By:  Lion Capital Management, Inc.,
                         General Partner


                    By:  /s/ Michael D. Weiner
                         -----------------------------------------
                       Name: Michael D. Weiner
                       Title: Vice President, Lion Capital
                              Management, Inc.


                               Page 7 of 7 Pages